Exhibit 99.1

FOR IMMEDIATE RELEASE - CALGARY, ALBERTA – MARCH 16, 2009

BAYTEX ENERGY TRUST CONFIRMS MONTHLY DISTRIBUTION FOR MARCH AT $0.12 PER UNIT

CALGARY, ALBERTA (March 16, 2009) - Baytex Energy Trust (TSX: BTE.UN; NYSE: BTE) announces that a cash distribution of $0.12 per unit in respect of March operations will be paid on April 15, 2009 to unitholders of record on March 31, 2009. The ex-distribution date is March 27, 2009.

The U.S. dollar equivalent distribution amount is approximately US$0.0941 per trust unit assuming a Canadian to U.S. dollar exchange rate of $0.7844. The actual U.S. dollar equivalent distribution for unitholders who hold through a brokerage firm will be based on the exchange rate in effect on the payment date and net of applicable Canadian withholding taxes. Registered unitholders are paid directly by Baytex’s transfer agent, Valiant Trust Company, and the actual U.S. dollar equivalent distribution will be based on the exchange rate in effect on the record date and net of applicable Canadian withholding taxes.

The annualized distribution of $1.44 represents a cash-on-cash yield of approximately 11.3% based on the closing price of Baytex trust units of $12.71 on the TSX on March 13, 2009.

Baytex Energy Trust is a conventional oil and gas income trust focused on maintaining its production and asset base through internal property development and delivering consistent returns to its unitholders. Baytex’s trust units are traded on the Toronto Stock Exchange under the symbol BTE.UN and on the New York Stock Exchange under the symbol BTE.

All dollar amounts in this press release are Canadian dollars unless otherwise identified.

For further information, please contact:

Baytex Energy Trust
Anthony Marino, President and CEO                                                                                                Telephone: (403) 267-0708
Derek Aylesworth, Chief Financial Officer                                                                                        Telephone: (403) 538-3639
Erin Cripps, Investor Relations                                                                                                           Telephone: (403) 538-3681

Toll Free Number: 1-800-524-5521
Website: www.baytex.ab.ca